UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 5*

NAME OF ISSUER:   Cambridge Heart, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, $0.001 par value per share.
CUSIP NUMBER:   131910101

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

Louis Blumberg
2050 Center Avenue
Fort Lee, New Jersey 07024
(201) 585-7770, ext. 16

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: January 4, 2007

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 131910101

1. NAME OF REPORTING PERSON: Louis Blumberg

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)  ☒  (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS: AF, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
    Yes     No ☒

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7. SOLE VOTING POWER: 0 shares

8. SHARED VOTING POWER: 5,915,168 shares(1)

9. SOLE DISPOSITIVE POWER: 0 shares

10. SHARED DISPOSITIVE POWER: 5,915,168 shares(1)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,915,168 shares(1)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes No x

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.14%

14. TYPE OF REPORTING PERSON: IN, IA

(1) The shares of the issuer are owned by AFB Fund, LLC. The reporting person is the manager of AFB Fund, LLC.

CUSIP NO.: 131910101

1. NAME OF REPORTING PERSON: AFB Fund, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)  ☒  (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS: AF, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
     Yes     No ☒

6. CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

7. SOLE VOTING POWER: 0 shares

8. SHARED VOTING POWER: 5,915,168 shares

9. SOLE DISPOSITIVE POWER: 0 shares

10. SHARED DISPOSITIVE POWER: 5,915,168 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,915,168 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes No x

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.14%

14. TYPE OF REPORTING PERSON: IC, OO

ITEM 1. SECURITY AND ISSUER.

The name of the issuer is Cambridge Heart, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1 Oak Park Drive, Bedford, Massachusetts 01730. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value ("Shares").

ITEM 2. IDENTITY AND BACKGROUND.

(a), (b), (c) This Amendment No. 5 to Schedule 13D is filed by Louis Blumberg and AFB Fund, LLC ("AFB"). This filing shall serve to amend and supplement the Schedule 13D filed jointly by Laurence J. Blumberg, Louis Blumberg and AFB Fund, LLC with the United States Securities and Exchange Commission (the “SEC”) on June 9, 2003, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on March 7, 2005, as amended by the Amendment No. 2 to Schedule 13D filed with the SEC on January 26, 2006, as amended by the Amendment No. 3 to Schedule 13D filed with the SEC on February 13, 2007, and as further amended by the Amendment No. 4 to Schedule 13D filed by Louis Blumberg and AFB Fund, LLC with the SEC on October 15, 2007 (the "Schedule 13D").

The principal business address of Louis Blumberg and AFB is 2050 Center Avenue, Fort Lee, New Jersey 07024. Louis Blumberg is the manager of AFB, a family limited liability company.

(d) None of Mr. Louis Blumberg or AFB, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Mr. Louis Blumberg or AFB, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Louis Blumberg is a citizen of the United States. AFB is a New Jersey limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date hereof, Mr. Louis Blumberg and AFB may be deemed to beneficially own 5,915,168 Shares.

Louis Blumberg is deemed to beneficially own the 5,915,168 Shares held by AFB by virtue of his role as manager of AFB.

AFB may be deemed to beneficially own the 5,915,168 Shares that it holds.

The funds for the purchase of the Shares beneficially owned by Mr. Louis Blumberg and AFB came from their respective funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

The Shares held by Mr. Louis Blumberg and AFB were acquired for, and are being held for, investment purposes on behalf of the investors and the members in AFB. The acquisitions of the Shares were made in the ordinary course of Mr. Louis Blumberg's and AFB's business and investment activities.

On January 4, 2008, AFB delivered to the Issuer a proposal for action by the stockholders of the Issuer at the 2008 Annual Meeting of Stockholders of the Issuer, which proposal is to be included in the proxy statement for such meeting. The adoption of the proposal would result in declassification of the board of directors of the Issuer, the establishment of a term limit of four consecutive years of service for members of the board of directors of the Issuer, and the calling of a special meeting of stockholders to elect certain replacement directors within 60 days of the Annual Meeting of Stockholders. The Stockholder Proposal is attached hereto as Exhibit 99.1.

Mr. Louis Blumberg and AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

Although they have no concrete plans to do so, Mr. Louis Blumberg and AFB may also engage in and may plan for their engagement in:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3) a sale or transfer of a material amount of assets of the Issuer;

(4) steps designed to result in changes in the present board of directors or management of the Issuer, including plans or proposals in addition to the proposal described in the second paragraph of this Item 4 to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6) any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

Any future decision of Mr. Louis Blumberg and AFB to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(e) The aggregate percentage of the Issuer's Common Stock reported beneficially owned in the aggregate by Mr. Louis Blumberg and AFB is based upon 64,718,021 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2007, as represented by the Issuer in its Form 10-Q filed with the SEC on November 14, 2007. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting and investment power with respect to shares.

As of the date hereof, Mr. Louis Blumberg and AFB may be deemed in the aggregate to be the beneficial owners of 5,915,168 Shares, representing 9.14% of the Issuer's Common Stock, based on the 64,718,021 Shares outstanding as of November 5, 2007.

The individual holdings of Mr. Louis Blumberg and AFB are set forth below.

Louis Blumberg

(a-e) As of the date hereof, Louis Blumberg may be deemed to be the beneficial owner of 5,915,168 Shares, representing 9.14% of the Issuer's Common Stock, based on the 64,718,021 Shares outstanding as of November 5, 2007.

Louis Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,915,168 Shares to which this filing relates.

Louis Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,915,168 Shares to which this filing relates.

In the 60 days prior to the date of this Schedule 13D/A, Louis Blumberg and/or AFB have has acquired an aggregate of 639,400 shares of the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. Louis Blumberg on behalf of AFB through his position as manager of AFB, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Louis Blumberg on behalf of AFB as the manager of AFB, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

AFB Fund, LLC

(a-e) As of the date hereof, AFB may be deemed to be the beneficial owner of 5,915,168 Shares, representing 9.14% of the Issuer's Common Stock, based on the 64,718,021 Shares outstanding as of November 5, 2007.

AFB has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,915,168 Shares to which this filing relates.

AFB has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,915,168 Shares to which this filing relates.

In the 60 days prior to the date of this Schedule 13D/A, AFB has acquired an aggregate of 639,400 shares of the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, AFB may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1    Stockholder Proposal for 2008 Annual Meeting of Stockholders

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2007

/s/ Louis Blumberg
Louis Blumberg

AFB Fund, LLC

By: /s/ Louis Blumberg
Name: Louis Blumberg
Title: Manager